

Self-powered tethered drones

24/7 energy and intelligence without recharging or fuel resupply.

INVEST IN WINDLIFT, INC

Built with DOD & DOE. An autonomous tethered platform that delivers power and awareness from above

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windlift.com Durham, NC [in]

Highlights

1. Aerial infrastructure poised to disrupt $200B+ in global defense and commercial markets

2. Built with $24M+ in DOE & DOD contract revenue to date - $7.39M in 2024

3. Secured SBIR III + sole source: a rare combo awarded to 0.6% of federally backed companies

4. Generates and delivers 24/7 energy to on-board integrated technology and the ground station below

5. Host and enabler of major DOD prime technologies (sensors/cameras/SAR) - partnerships in process

6. Technical oversight and continuous validation from the Naval Research Lab

7. Built by experts in defense, aerospace, and autonomy with a team from NASA, Battelle, Caterpillar...

8. MOU with Sandia National Labs for Development and Commercialization of Autonomous Airborne Power

Featured Investors



Veloquence Capital in   Follow   Invested $300,003   (i)

Veloquence Capital is a Los Angeles-based VC that is committed to empowering humanity, by supporting ventures that are in the intersection of visionary solutions and promising technology that unlock real systemic value.

Vishal Uttam, Founder & General Partner

"As a tech investor with a proven track record in blockchain and AI, I back ventures that redefine industries, and Windlift is a true game-changer in clean energy and defense. Their airborne power generators (APGs) deliver mobile, sustainable power with exponentially better material efficiency, targeting a $218B market at scale. I invested $150,000 in their 2020 SAFE because their Fly Gen technology and 4 patents promised to disrupt diesel-reliant systems. Now, with growth of their DOD contracts on top of $24M received, sole-source status, and a breakthrough sensor platform powering radar and lidar for border security ($10B TAM), I'm doubling down with another $150,000 in this round. Windlift's partnerships with Operational Energy and defense primes, plus FY25/26 budget increases, signal potentially $10's of millions in new contracts. This isn't just renewable energy—it's securing borders and enabling net-zero operations. Backed by a world-class team, Windlift is poised to soar."

 **K Street Capital**    Follow   Invested $401,000

KSC is a Washington DC-based seed-stage venture capital firm founded in 2012 with a track record of 2 unicorns and a 28% 10-yr IRR. We amplify the impact of innovative tech companies in high-growth regulated markets including fintech, climatetech, cybersecurity, healthtech, and mediatech.

Nick Duafala, Principal

"Windlift is transforming how power and data are delivered—anywhere—through autonomous tethered drones. As an investor, I've rarely seen a dual-use platform with this level of technical rigor, market validation, and mission-critical relevance across both defense and commercial sectors. With $24M+ in non-dilutive DOE and DOD contract revenue to date—including $7.4M in 2024 alone—Windlift is well beyond the concept stage. Their core advantage—persistent, self-generated airborne power—enables 24/7 surveillance, real-time communications, and sensor deployment in austere environments. As the DOD moves toward JADC2, Windlift is uniquely positioned as a critical airborne node in the next-gen defense network. Led by Rob Creighton and validated by the U.S. Naval Research Lab and Sandia, Windlift offers a rare opportunity to invest in a dual-use platform with national security, commercial, and climate applications. I'm proud to back a team building the future of resilient energy and autonomy."

Michael Hinderliter
Syndicate Lead

Follow | Invested $550,003 ⓘ

"I invested in Windlift because they're solving two urgent challenges in energy and defense: how to power operations at the edge and maintain persistent domain awareness. Most companies focus on one. Windlift delivers both on a single, mobile platform. An APG isn't just a better drone or a cleaner generator—it's a fundamental shift in how energy and intelligence infrastructure is deployed. In defense, that means fewer fuel convoys, more survivable operations, and real-time data in the places that matter most. In commercial markets, it means delivering power, insight, and security more effectively and in places traditional infrastructure can't reach. What stood out most for me was how much of the hard work is already done. The technology is validated, the DoD is engaged, and the team has the clarity, urgency, and expertise to execute. Windlift is positioned to lead a new era of mobile infrastructure, and I'm proud to support them at this inflection point."

Our Team



Robert Creighton Founder & CEO

Rob is a pioneer in airborne power whose strategic vision has positioned Windlift as a go-to partner for R&D in defense. With a background in genetics and an MBA in strategic management, he's spent over a decade turning deeptech into a national capability



Andy Stough Chief Technology Officer

Andy brings deep engineering leadership from roles at Caterpillar, Battelle and Ericsson. He leads Windlift's technical development with expertise in aerospace design, mechanical systems, and productization, turning novel concepts into deployable products



Mark Aull Chief Science Officer



PhD in Aerospace Eng and former NASA engineer, Mark is the architect of Windlift's core innovations and one of the foremost experts in Airborne Power. He leads our proprietary modeling & simulation environment which supercharges our system development.



Ben Leape   Chief Strategy Officer

Ben is a Naval Academy grad, Reserve Marine Corps Intelligence Officer, and former Congressional Liason who brings broad national security expertise to scale Windlift's airborne power platform across defense and commercial markets. MBA from Cornell.



Sean Meyer   Chief Operating Officer

Sean is an entrepreneur with 20+ years building ventures across hospitality, consumer brands, and energy tech. Expert in experience design, culture, and operations. As COO, he ensures Windlift runs with precision, alignment, and technical focus.



Laura Kottke   Chief Financial Officer

Finance leader with 15+ years of experience leading high-growth businesses from launch to scale. She brings disciplined financial management, cross-functional collaboration, and a keen understanding of what it takes to translate vision to execution.

Pitch

Why Invest in Windlift?

Power Anywhere. Intelligence Everywhere.



"IMAGINE IF ENERGY, AUTONOMY, AND INTELLIGENCE COULD BE DELIVERED FROM THE SKY—VIRTUALLY ANYWHERE ON EARTH. THAT'S WINDLIFT. OUR MISSION IS TO PIONEER A NEW CLASS OF POWER GENERATION, REIMAGINING THE ENERGY AND INFORMATION INFRASTRUCTURE THAT POWERS AND PROTECTS A THRIVING CIVILIZATION."

ROBERT CREIGHTON, WINDLIFT FOUNDER

In a world where power and data drive everything—yet are often inaccessible in places with urgent operational needs—Windlift delivers a breakthrough solution: aerial infrastructure for energy and awareness.

Our airborne power generators (APGs) are cost-effective, high-endurance drones that generate meaningful electricity in flight and can remain aloft for days or weeks. Tethered to the ground for power, data, and control, they operate at varying altitudes ideal for sensing, surveillance, and communications, bringing to market a better solution for persistent energy and awareness.

Designed to thrive in high winds, rough weather, and challenging environments, Windlift systems replace fuel, fixed infrastructure, and complexity with a single, mobile platform. It's a new foundation for energy, autonomy, and security—built to operate virtually anywhere.



Windlift offers a rare opportunity to invest in a platform technology with:

- $7.39M in 2024 revenue

- $24M+ in DOD & DOE contract revenue to date

- Open IDIQ contract + SBIR Phase III status

- Sole Source Justification from the DOD - meaning no comparable alternative

- Validated at every stage by the U.S. Naval Research Laboratory

Our systems are operational—flying autonomously, generating power, and planning mission-specific pilots to meet urgent needs. We're working with a major defense prime to integrate their technologies into our platforms to prime to integrate their technologies into our platforms to deepen the moat and strengthen our position as a next-gen ISR, communications, and logistics solution.

Government contracts have been essential to developing and validating our core technology for defense without diluting our cap table before commercial launch.

FOR EVERY $1 OF PRIVATE CAPITAL RAISED, WE'VE SECURED $12 IN GOVERNMENT CONTRACT REVENUE.

Today, we're raising private capital to secure future government contracts, scale production, accelerate deployment, and adapt our platform for broader commercial use.

The Real Cost of Fuel, Fragile Grids, and Incomplete Awareness.

This is the problem we set out to solve: delivering autonomous, persistent power and elevated C5ISR (Command, Control, Communications, Computers, Combat Defense, Intelligence, Surveillance, Reconnaissance) in places where fuel logistics and fixed infrastructure are dangerous, costly, or simply not viable.

We needed a system that generates its own power, thrives in high wind, and can provide persistent energy, without intervention, even in the toughest conditions. It had to be compact, mobile, and cost-effective because if compromised, a backup system must be available and operational immediately to fill the gap and avoid interruption.

This is necessary for defense because:

1. **Fuel resupply is dangerous, costly, and logistically complex:**



Especially in contested or remote environments, where the fully burdened cost can exceed $600 per gallon. Eliminating that dependency isn't just efficient—it's transformative.

2. Fixed grid infrastructure is expensive, slow to deploy, and highly vulnerable:



For those living and operating at the grid edge, power supply is often unstable and hard to reach. Especially in conflict zones, disaster areas, or unstable terrain. Once built, the grid becomes a static target.

In dynamic environments, power must move with the mission and have backup immediately available and ready to deploy.

3. Today's available solutions for situational data and awareness all have unique limitations:


Quadcopter drones are unreliable in high winds and require another power source.


Land-based sensors struggle to detect and classify low elevation and surface threats.


Unmanned surface vessels have a limited sensing range.

These limitations make it nearly impossible to maintain continuous situational awareness and collect accurate data at the edge, on the water, and below the surface.

Windlift's tethered systems outperform existing solutions in almost every category that matters to defense and commercial operators:

- endurance

- level of fuel dependence

- weather resilience

- visibility

- legal operability

- cost

Most existing solutions also overlook a critical layer of the atmosphere, specifically the low-to-mid altitudes where Windlift operates, resulting in a persistent gap in weather monitoring, atmospheric sensing, and real-time data collection that is essential for forecasting, modeling, and operational planning.

The Playbook Works.
We're Following It.

Some of today's most valuable tech companies—such as Anduril, Palantir, and Shield AI—followed a similar path: they began by solving urgent national security challenges, secured early funding and validation through DOD programs like SBIR, and leveraged that traction to win sole-source contracts.

With their technology proven and their first customer in place, they attracted private investment at pivotal moments, fueling their growth into multi-billion-dollar enterprises.





ANDURIL
Valued At
$30.5 B
(June 2025)

Shield AI
Valued At
$5.3 B
(March 2025)

Palantir
Market Cap
$327 B
(June 2025)

SBIR Phase III with Sole Source

| **Lattice** | **Nova, Hivemind** | **Gotham Platform** |
| Predictive AI | Autonomous Drones | Autonomous Sensor AI |

Windlift is charting the same course for airborne power generation, creating an aerial infrastructure for energy and awareness.

Through our SBIR Phase III contract and sole-source justification, we have secured a decisive strategic procurement advantage: shortening acquisition cycles, limiting competition, and unlocking opportunity for long-term access to government contract revenue.



$24M total revenue to date.

Airborne power generation isn't the first breakthrough energy technology to follow this model. Solar energy took the same path to commercialization.

Well before it was commercially viable, the DOD funded early R&D through SBIR contracts, deployed solar in remote and contested environments, and served as a first large-scale customer. That early backing de-risked the technology, accelerated scale, and helped turn solar into a mainstream energy source.

We're not guessing. We're executing a playbook to bring breakthrough technology to market.

How it Works.
Why We're Built to Win.

Ranging from 3- 75 kW, Windlift APGs generate power in-flight, routing electricity to on-board payloads, or through a tether to the ground station and operations below.



Design and test are done in our proprietary, high-fidelity AI simulation environment, built on years of flight data, research, and modeling.

EVERY FLIGHT, VIRTUAL OR REAL, TRAINS OUR MACHINE LEARNING MODELS, MAKING EACH GENERATION OF THE SYSTEM SMARTER, FASTER AND MORE CAPABLE. THIS PROCESS ALLOWS US TO MOVE QUICKLY AND OPERATE WITH EXCEPTIONAL CAPITAL EFFICIENCY.

We run millions of simulated flights before a single live test—accelerating performance, reliability, and readiness timelines, while avoiding millions in hardware costs.


Windlift - Sim Flight
Windlift, Inc
-0.3W-hr
Line tension
Anchor tension 794.1 lb
Reel speed
72.3 MPH
258 FT
-2326 FPM
0 RPM
00:31
vimeo

We hold four strategic patents that protect Windlift's core technology, with additional patents in the pipeline as the technology continues to advance.

Built to operate virtually anywhere. Day or night, on land or at sea. Windlift systems offer mission-critical performance when and where it is needed.

While flying in a figure 8 pattern, they convert the acceleration through the wind and air into rotation of mini turbines that send power down the tether to charge a battery on the ground.


Flying Utility Nodes
Windlift, Inc
00:29
vimeo

Delivering between 3 to 75 kW of power depending on

customer and mission needs, our systems are designed to offer advanced capabilities for resilient energy and intelligence infrastructure.



Built for fast setup and easy relocation



Generates power day or night, in varied weather



Cost-effectively scales to meet evolving needs



Flies at ideal altitude for superior line of sight



Sends energy to storage sized for operational needs



Minimal footprint with no permanent setup needed



Autolands for airspace deconfliction



Adapts to land, sea, and tough terrain

And they're radically efficient.

WINDLIFT SYSTEMS USE 90% LESS MATERIAL AND, AT SCALE, HAVE THE POTENTIAL TO DELIVER

POWER AT UP TO 80% LOWER COST THAN LEGACY SOLUTIONS FOR THE SAME POWER OUTPUT.

In a world facing soaring energy demand and constrained resources and logistics, that kind of efficiency isn't just nice to have - it's essential.

Beyond Power.
A Platform for Presence and Protection.

Our core advantage is persistent, self-generated power—but it's the ability to use the power generated and from batteries below, to integrate and sustain airborne payloads (sensors, radar, cameras, and communication technology) at altitude for extended periods that unlocks game-changing early applications in both defense and commercial markets.



This is crucial for defense as the DOD transitions toward a fully networked Joint All-Domain Command and Control (JADC2). Windlift is uniquely positioned to serve as a persistent airborne node, powering, connecting, and extending the reach of this next-generation defense ecosystem both on land and offshore.



Optimal Altitude for Wide-Area Observation
Power + Sensors. One Platform.

This enables continuous surveillance, threat detection, and real-time communications in austere environments. Networked together, Windlift units create a virtual border or secured perimeter, offering awareness and response capabilities where infrastructure is vulnerable or impossible to maintain.

This kind of persistent airborne presence doesn't just extend coverage—it protects lives.



Cargo Protection

Human/Drug Trafficking Interdiction

Border Security

Defense Web Extension
20 miles

This is especially urgent as low-flying and sub-surface drones increasingly evade both ground-based radar and satellite detection. Windlift fills that gap—offering a reliable,

responsive layer of situational awareness to protect troops, forward operating bases, and coastal regions.



The same elevated sensor platform creates game-changing value for commercial markets. Industries like shipping security, agriculture, insurance, logistics, financial services, AI and modeling, disaster response, and offshore energy all rely on clean, persistent, high-resolution data to drive decisions and unlock new business models. Windlift makes that possible.

We are currently working on partnerships with multiple sensor, radar, lidar, onboard compute, and AI companies to determine the best way to integrate their technologies into our systems to capitalize on data gathered in flight.

THIS ISN'T JUST DATA—IT'S MONETIZABLE INTELLIGENCE. AND WINDLIFT CAN DELIVER IT PERSISTENTLY, VIRTUALLY ANYWHERE ON EARTH.

We're forging a new path for airborne power generation, building the infrastructure for the next layer of the data economy.

Pioneers in Robotics & Autonomous Systems from NASA, CAT, Marine Corp.

Our team has been at the forefront of new technology advancement for decades, with experience from some organizations at the forefront of some of the most groundbreaking innovations.

  

  

  

Turning the impossible into reality fuels our drive to push boundaries and create advanced systems that solve complex, high-stakes problems.

Why are Major Defense Primes Partnering with Us?

Major primes are building powerful capabilities. Windlift systems make them better.

Our platform provides the critical energy and elevation layer needed to enable next-gen defense capabilities. The partnerships we're building—with integrators and major primes—rely on our system to unlock new mission profiles and deliver a strategic edge for their technologies.

Self-powered tethered drones



24/7 energy and intelligence
without recharging or fuel resupply.

By integrating their technology into our airborne systems, we prove interoperability, open new mission sets, and accelerate deployment.

These partnerships aren't just accelerating deployment; they are embedding Windlift directly into the next generation of defense infrastructure.

Contracts Funded by the Pentagon. Technology Validated by the Navy.

  

Windlift's development to date is contracted through the Department of Defense's Operational Energy Innovation program, with technical oversight and validation provided by the U.S. Naval Research Laboratory.

Additionally, we are currently in an MOU with Sandia National Labs for the Development and Commercialization of Autonomous Airborne Power and Persistent Situational Awareness.

Massive Markets.
Ideal Timing.

While defense is our first focus, commercial applications are rapidly emerging, and deployment is not far behind.

For example, ships in high-risk waters often rely on costly helicopter escorts or reroute entirely, which drives up operational costs. This is an urgent global problem for both military and commercial ships and we are actively working to define our role in it in partnership with a major defense prime contractor.

Windlift offers an innovative solution that extends both overwatch and reaction time at a fraction of the cost.

FOR SHIP OPERATORS FACING RISING THREATS AND COSTS, WINDLIFT IS THE ONLY PERSISTENT, COST-EFFECTIVE SOLUTION FOR SITUATIONAL AWARENESS AND ASSET PROTECTION.

Because our systems are legally classified as onboard equipment—not aircraft—they bypass some of the regulatory hurdles that limit drones near ports and coastlines. We can meet this need reliably and affordably. This is just one example of a significant immediate commercial opportunity that is not yet in our Early Market TAM or projected revenue. As we refine our strategy, we'll update our TAM, SAM, and projected revenue to reflect this expanded opportunity.

We're also targeting $85B+ in other near-term markets across defense and remote infrastructure.



SAM
$2 Billion
(2028)

Projected Revenue
$140 Million in 2028
(not guaranteed)

Peers trade at 8x-12x
(May 2025)

TAM
$85 Billion
(2028)

While early defense markets are focused on deployable power and intelligence, many near-term commercial markets will focus on remote locations and operations with high cost of energy, or a need for elevated awareness or atmospheric sensing.



Disaster Response Areas

Agriculture

Island Nations

Off-Grid Industrial Mining

At scale, Windlift can be a key player in the electrification of everything—delivering clean, dispatchable energy where others can't reach, and doing it more efficiently where they can.

Markets at Scale



As demand for autonomy, data, and real-time intelligence accelerates, our airborne platform is built to adapt—ready to integrate new sensors, extend runtime, and serve entirely new mission sets across defense and commercial markets.

The timing couldn't be better. We're entering a decade defined by:

- An unsecured maritime environment is looking for mobile, cost-effective security solutions

- A defense ecosystem racing toward persistent awareness and JADC2 integration

- A global shift toward resilient, autonomous, distributed infrastructure

- Underserved rural, offshore, and contested areas

- AI data centers tripling global energy demand

Windlift sits at the intersection of these trends. Today's defense priorities and tomorrow's commercial requirements align exactly with what we've built—and we're ready to go all-in: executing new contracts and partnerships while scaling beyond them to drive deployment, revenue, and lasting impact.

Windlift is building the full-stack platform for airborne

power and intelligence, owning the hardware, software, and services needed to lead this emerging category.

We're not riding a trend—we're defining the category.

Our Material Edge.

Advanced composites are core to our power-to-weight advantage, and we've built the expertise in-house. We're scaling this capacity to enhance performance, reduce costs, and secure our supply chain at a time when U.S. composite supply chains are constrained.



Just as Tesla invested early in battery infrastructure, we are investing in the advancement of composite manufacturing, which is essential to performance, cost, and reliability.

It's a quiet strength, but a critical one.

Why This Raise.
Why Now.

We've never had more traction and clarity on what it will take to win.

Windlift has spent years refining a groundbreaking airborne platform that meets the exact moment we're in: one where energy, autonomy, and persistent awareness aren't just desirable, they're operational imperatives.

Now, with validated tech, strategic partners, and strong market pull, we've reached the inflection point we've been building toward. This raise is about accelerating into that momentum to supercharge defense deployment and commercialization and fuel growth: executing the opportunities already on the table while positioning to own the markets emerging just behind them.



Use of Funds Distribution
Capital to Super Charge Growth
50%
Commercial Market Traction/ Product Refinement
• Expand and scale go-to-market channels to accelerate revenue growth
• Refine and adapt platform to address key customer requirements
• Recruit and retain top-tier technical and operational talent
• Demonstrate full-stack system performance in operational environments
100%
30%
Manufacturing & Operations
• Manufacturing planning, process development and DFM analysis
• Production tooling and fixture development
• Build out scalable, cost-effective supply chain infrastructure
10%
Defense Sales, Fundraising Business Development
• Pursue US and allied military sales
• Capture additional non-dilutive R&D contracts
• Advance pathway to Program of Record inclusion
• Wefunder

It's a strategic window to convert our hard-won advantage into durable market leadership. This capital isn't about proving the idea. It's about securing the business.

Because once you've built a platform this capable, and the world finally starts catching up, you don't slow down. You double down.

The U.S. Invested First.
Now You Can Too.

We've grown deliberately, opting for revenue over private capital to de-risk the technology, preserve equity, and prove demand before scaling. That strategy won't change. Our goal is to continue amplifying every investor dollar with leveraged government contract revenue.

We've become highly effective at operating within the U.S. innovation ecosystem, much like solar and other transformative technologies were brought to market. However, the vision is now a reality, and this is the ideal time to inject strategic private capital to drive growth. We are excited for the opportunity to invite the community to participate.

How could investors see a return?

We see multiple possible paths to liquidity—driven by the scale of our projected revenues and strategic market position:

- **Acquisition** by a major defense, energy, or communications company

- **Secondary share sales** during future funding rounds

- **Potential IPO** once we scale commercially

Future projections and returns are not guaranteed.

We're building a category-defining platform with strong government validation and dual-use applications. As we grow, one of our goals is to pursue the right strategic path to reward our earliest investors.

This isn't just a bet on the future. It's a chance to build it.

Join us.